Chindata Group Holdings Limited

No. 47 Laiguangying East Road

Chaoyang District, Beijing, 100012

The People’s Republic of China

August 17, 2023

VIA CORRESPONDENCE

Kyle Wiley

Jennifer Thompson

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Chindata Group Holdings Limited Form 20-F for the Fiscal Year Ended December 31, 2022 Filed April 28, 2023 File No. 001-39556

Dear Mr. Wiley and Ms. Thompson:

This letter sets forth the response of Chindata Group Holdings Limited (the “Company”) to the comments contained in the letter dated July 21, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 (the “Form 20-F”).

For ease of review, we have set forth below the numbered comments of the Staff’s letter and the Company’s responses thereto. Capitalized terms used herein and otherwise not defined shall have the meanings assigned to such terms in the Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 150

1.
We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Response:

Ownership and/or controlling financial interest held by governmental entity of mainland China with respect to the Company

In connection with the required disclosures under paragraphs (a) and (b)(3) of Item 16I with respect to the Company, the Company respectfully submits that it relied on the beneficial ownership schedules, namely, Schedule 13Gs and the amendments thereto, filed by the Company’s major shareholders, and the Company’s register of members. Because such major shareholders are legally obligated to file beneficial ownership schedules with the Commission, the Company believes such reliance is reasonable and sufficient. Based on the examination of the Schedule 13Gs and the amendments thereto filed by the Company’s major shareholders and the Company’s register of members, other than Bain Capital Entities which refer to BCPE Bridge Cayman, L.P., BCPE Stack Holdings, L.P., Bridge Management, L.P. and BCPE Stack ESOP Holdco Limited, Boloria

Investments Holding B.V. and Zeta Cayman Limited, no shareholder beneficially owned 5% or more of the Company’s total outstanding shares as of March 31, 2023.

Additionally, based on the examination of publicly available information, such as their websites and the public filings of these shareholders, and the Company’s further inquiries with these shareholders, to the Company’s knowledge, none of Bain Capital Entities, Boloria Investments Holding B.V. or Zeta Cayman Limited was owned or controlled by a governmental entity of mainland China or the Cayman Islands.

Bain Capital Entities include BCPE Bridge Cayman, L.P., or BCPE Bridge, BCPE Stack Holdings, L.P., or BCPE Stack, Bridge Management, L.P., or Bridge Management, and BCPE Stack ESOP Holdco Limited, or BCPE ESOP Holdco. BCPE Bridge, BCPE Stack and Bridge Management are exempted limited partnerships established under the laws of the Cayman Islands and BCPE ESOP Holdco is an exempted company incorporated under the laws of the Cayman Islands with limited liability. BCPE ESOP Holdco is owned by BCPE Stack through voting shares and certain natural persons through non-voting shares, and it is therefore controlled by BCPE Stack. BCPE Bridge GP, LLC is the general partner of BCPE Bridge and Bridge Management. BCPE Stack GP, LLC is the general partner of BCPE Stack. Bain Capital Investors, LLC, or BCI, is the managing member of BCPE Bridge GP, LLC and BCPE Stack GP, LLC. BCI is a Delaware limited liability company and is ultimately controlled by managing directors who are natural persons.

Boloria Investments Holding B.V. is a company incorporated under the laws of the Netherlands. Boloria Investments Holding B.V. is wholly owned by Stichting Depositary APG Strategic Real Estate Pool acting in its capacity as depositary of APG Strategic Real Estate Pool, which is formed for the purpose of collective investments by its participants, all being Dutch pension funds. APG Strategic Real Estate Pool is established as a fund for joint account (fonds voor gemene rekening) under Dutch laws. It is not a legal entity but a contractual arrangement between Stichting Depositary APG Strategic Real Estate Pool as its depositary, APG Asset Management N.V. as its manager, and its participants which subscribe to an interest in it. APG Asset Management N.V. is wholly owned by APG Groep N.V., which itself is owned by Stichting Pensioenfonds ABP, as to approximately 92.16% and Stichting Bedrijfstakpensioenfonds voor de Bouwnijverheid as to approximately 7.84%. Stichting Pensioenfonds ABP has an approximately 96.7% interest in APG Strategic Real Estate Pool, and the remaining approximately 3.3% interest in APG Strategic Real Estate Pool is held by other Dutch pension fund participants.

Zeta Cayman Limited is an exempted company incorporated under the laws of the Cayman Islands with limited liability. Zeta Cayman Limited is 50% owned by Einstein Cayman Limited, a wholly owned subsidiary of SK Inc., which is a public company whose shares are listed on the Korea Stock Exchange (Stock Code: KRX 034730). The remaining 50% of its equity interest is owned by Datos, Inc, which is wholly owned by KTCU Global Partnership PEF, a collective investment scheme in the form of a limited partnership company incorporated and existing under the laws of the Republic of Korea. The general partner of KTCU Global Partnership PEF is IMM Investment Corp., and is managed by IMM, LLC.

Furthermore, the Company has examined its register of members as of March 31, 2023, and other than Bain Capital Entities, Boloria Investments Holding B.V. or Zeta Cayman Limited as discussed above, its shareholders also included: (i) The Bank of New York Mellon, (ii) certain natural persons including an executive officer of the Company and former employees of the Company’s subsidiaries, and (iii) an entity wholly owned by a former executive officer of the Company.

i.
The Bank of New York Mellon is the depositary of the Company’s ADSs and acts as the attorney-in-fact for the ADS holders. It would present an undue hardship for the Company to verify the background of each ADS holder due to the large number of such holders, and the Company could only rely on the beneficial ownership schedules filed by the beneficial owners of 5% or more of the Company’s shares. As discussed above, based on the beneficial ownership schedules, no governmental entities in mainland China or the Cayman Islands own shares of any of the beneficial owners of 5% or more of the Company’s total outstanding shares.
ii.
The natural person shareholders are an executive officer of the Company and former employees of the Company’s subsidiaries.
iii.
With respect to the entity wholly owned by a former executive officer of the Company, no governmental entities in mainland China or the Cayman Islands has any interest in such entity based on the beneficial ownership schedules filed by such shareholder.

Based on the foregoing, the Company has determined that it is not owned or controlled by governmental entities of mainland China, and that the governmental entities in mainland China do not have a controlling financial interest in the Company.

Ownership held by governmental entity of the Cayman Islands with respect to the Company

In connection with the required disclosures under paragraph (b)(2) of Item 16I with respect to the Company, based on the analysis above, to the Company’s knowledge, no governmental entities in the Cayman Islands own any shares of the Company.

Ownership and/or controlling financial interest held by governmental entities in applicable foreign jurisdictions with respect to the Company’s consolidated foreign operating entities, including variable interest entities

In connection with the required disclosures under paragraphs (b)(2) and (b)(3) of Item 16I with respect to the Company’s consolidated foreign operating entities, including variable interest entities, the Company respectfully submits that it conducts operations through (i) operating subsidiaries in which it has equity ownership, and (ii) contractual arrangements with the variable interest entities and their respective subsidiaries, all incorporated in mainland China.

Exhibit 8.1 sets forth a list of significant subsidiaries of the Company, VIEs and their subsidiaries, being the Company’s significant consolidated operating entities incorporated in various jurisdictions. The jurisdictions in which those consolidated foreign operating entities are incorporated are the Cayman Islands, Mauritius, Singapore, Malaysia, India, Hong Kong, and mainland China. Except for the VIEs and their subsidiaries, the Company holds 100% equity interests in each such consolidated operating subsidiary. Therefore, no governmental entities in the Cayman Islands, Mauritius, Singapore, Malaysia, India, Hong Kong or mainland China own any shares of such Company’s significant subsidiaries, and the governmental entities in mainland China do not have a controlling financial interest in such Company’s significant subsidiaries.

With respect to the VIEs, as disclosed in the Form 20-F, the Company, through its wholly foreign-owned enterprises, is the primary beneficiary of the VIEs for accounting purpose. It has the power to direct the activities that most significantly impact the economic performance of the VIEs and is entitled to receive substantially all of the economic benefits from the VIEs. As disclosed in the Form 20-F and based on the register of members of the VIEs, the shareholders of the VIEs are natural persons. The VIEs hold 100% equity interests in each of their respective subsidiaries. Therefore, no governmental entities in mainland China own any shares of the VIEs or their subsidiaries, and the governmental entities in mainland China do not have a controlling financial interest in the VIEs or their subsidiaries.

Based on the foregoing, the Company has determined that no governmental entities in the Cayman Islands, Mauritius, Singapore, Malaysia, India, Hong Kong or mainland China own any shares of the Company’s significant consolidated foreign operating entities, including the VIEs and their subsidiaries, and that the governmental entities in mainland China do not have a controlling financial interest in such significant consolidated foreign operating entities of the Company, including the VIEs and their subsidiaries.

The Company respectfully submits that it did not rely upon any legal opinions or third-party certifications such as affidavits as the basis of its submission.

2.
We note that your disclosures pursuant to Items 16I(b)(2), (b)(3) and (b)(5) are provided for “Chindata Group Holdings Limited or the VIEs.” We also note that your list of subsidiaries in Exhibit 8.1 appears to indicate that you have subsidiaries in mainland China, Hong Kong, and countries outside China that are not included in your VIEs. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

• With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

Response:

The Company respectfully submits that, based on the analysis in the response to comment 1, to the Company’s knowledge, no governmental entities the Cayman Islands, Mauritius, Singapore, Malaysia, India, Hong Kong or mainland China own any shares of the Company or the Company’s significant consolidated foreign operating entities, including the VIEs and their subsidiaries.

• With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

Response:

With respect to the required submission under paragraph (b)(3) of Item 16I, the Company respectfully submits that, based on the analysis in the response to comment 1, the governmental entities in mainland China do not have a controlling financial interest in the Company and the Company’s significant consolidated foreign operating entities, including the VIEs and their subsidiaries. With respect to the required submission under paragraph (b)(5) of Item 16I, please refer to the response to comment 4 below.

3.
In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

Response:

According to the charter of the Chinese Communist Party, only Chinese citizens can apply to join the Chinese Communist Party. The Company respectfully submits that with respect to the matter concerning Item 16I(b)(4), it has carried out an inquiry with the Company’s directors who are Chinese citizens, to ascertain whether any such director holds an official position within the Chinese Communist Party. Each director who is Chinese citizen confirmed in response that none of them is an official of the Chinese Communist Party.

In addition, the Company respectfully submits that it has also carried out an inquiry with all of the directors, who are Chinese citizens, of the Company’s consolidated foreign operating entities, including the VIEs and their subsidiaries, to ascertain whether any such director holds an official position within the Chinese Communist Party. Each director who is Chinese citizen confirmed in response that none of them is an official of the Chinese Communist Party.

The Company respectfully submits that it did not rely upon any legal opinions or third-party certifications such as affidavits as the basis of its submission.

4.
With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our best knowledge.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

Response:

The Company confirms without qualification that its articles and the articles of its consolidated foreign operating entities do not contain any charter of the Chinese Communist Party.

* * *

If you have any additional questions or comments regarding the Form 20-F, please contact the undersigned at dongning.wang@chindatagroup.com, or our U.S. counsel, Steve Lin at steve.lin@kirkland.com or at +8610 5737 9315 (office) or +86 18610495593 (mobile), of Kirkland & Ellis International LLP. Thank you.

Very truly yours,

By:	/s/ Dongning Wang
Name: Dongning Wang
Title: Chief Financial Officer

cc:	Huapeng Wu, Chief Executive Officer of Chindata Group Holdings Limited Steve Lin, Esq., Kirkland & Ellis International LLP